FORM 6-K/A
                               (AMENDMENT NO. 1)
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

For the month of March, 2002

Commission File Number:  000-24069


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


       3930 Meridian Street, Suite C117, Bellingham, Washington 98226 USA
       ------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |X| No | |

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PEAKSOFT MULTINET CORP.


                                        By: /s/ Timothy W. Metz
                                            ----------------------
                                            Timothy W. Metz
                                            Chairman and Chief Executive Officer

                             PeakSoft Multinet Corp.

                           2002 Second Quarter Report

                          Period Ending March 31, 2002

LETTER TO SHAREHOLDERS


The second quarter continued to be pivotal for the Company.

With agreement reached with the majority of our creditors to accept shares in place of cash, the management has focused on actively seeking new opportunities for our technology and the Company. As a debt free fully reporting company on two exchanges, The TSX and The OTC:BB, the Company is in a favourable position to move forward.

The lack of operating capital necessitated the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or finalizes a merger/acquisition. The agreements with Real Networks, Inc; Peruzzo Informatica in Italy; Softline AG in Germany; Boomerang Software Inc. and Group Micro Serve in Belgium and Luxembourg have expired.

During the course of the quarter we entered into a Memorandum of Understanding with Voyager Entertainment for a reverse merger (RTO). The RTO was conditioned upon, amongst other things, Voyager obtaining sufficient operating capital. In light of the post 911 environment in the capital markets, Voyager was unable to obtain the required financing. The RTO was cancelled in early December.

Subsequent to the cancellation of the proposed RTO with Voyager, the Company entered into a Licensing Agreement in mid December with Bartercard International for the exclusive rights to operate a Bartercard business in Canada. The License Agreement was also conditioned upon, amongst other things, in obtaining additional capital to operate. Unfortunately, the post 911 capital markets remained unchanged and the required operating capital could not be obtained. The agreement was cancelled in 2002.

We are continuing our focus upon merger/acquisition activities and believe that we will be able to obtain an opportunity for the Company in the near future.


Sincerely yours,


/s/ Timothy W. Metz
----------------------
Timothy W. Metz
Chairman and Chief Executive Officer
January 2, 2003

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
March 31, 2002 and 2001

---------------------------------------------------------------------------------------------------
                                                                 2002                    2001
                                                                  $                       $
---------------------------------------------------------------------------------------------------
Assets

              Current Assets:

              Cash                                                   2,092                  74,196
              Accounts receivable                                      406                   1,263
              Prepaids and deposits                                 16,287                  24,925
              -------------------------------------------------------------------------------------
                                                                    18,786                 100,384

              Capital assets                                             -                  45,187

---------------------------------------------------------------------------------------------------
                                                                    18,786                 145,571
===================================================================================================


Liabilities and Shareholders' Equity

              Current liabilities:

              Accounts payable and accrued liabilities             163,087                 319,102
              Salaries Payable                                   1,377,248                 493,276
              Notes Payable                                      3,350,660               3,210,815
              Interest payable                                     867,788                 422,071
              Current portion of obligations under
                   capital leases                                        -                   2,943
              -------------------------------------------------------------------------------------
                                                                 5,758,783               4,448,206


              Shareholders' Equity:

              Share capital                                      9,019,271               9,019,030

              Accumulated deficit                               14,759,268              13,321,665
              -------------------------------------------------------------------------------------

                                                                (5,739,997)             (4,302,635)

---------------------------------------------------------------------------------------------------
                                                                    18,786                 145,571
===================================================================================================

                                                                               3

Consolidated Statement of Operations and Deficit (in Canadian dollars) (Prepared by Management - Unaudited)
Six Months Ended March 31, 2002 and 2001

-----------------------------------------------------------------------------------------------------------------
                                                Quarter           Quarter          Six Months        Six Months
                                                 Ending            Ended             Ending            Ended
                                               March 31,         March 31,         March 31,         March 31,
                                                  2002              2001              2002              2001
                                                   $                 $                 $                 $
-----------------------------------------------------------------------------------------------------------------
Sales                                                    -            14,803                33            25,639

Cost of goods sold                                       -               456                 -               541

-----------------------------------------------------------------------------------------------------------------
                                                         -            14,347                33            25,099
Operating Expenses:
              General and administration           143,340           220,172           280,486           536,208
              Selling and marketing                      -                 -                 -                 -
              Research and development                   -                52                 -               192
              Amortization                               -            16,327                 -            26,192
              ---------------------------------------------------------------------------------------------------
                                                   143,340           236,550           280,486           562,592

-----------------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted             (143,340)         (222,203)         (280,453)         (537,493)

Interest on short-term notes                       (89,722)          (73,811)         (181,437)         (149,898)

Debt settlement with creditors                           -                 -                 -                 -


-----------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations                   (233,062)         (296,014)         (461,890)         (687,392)


-----------------------------------------------------------------------------------------------------------------
Loss                                               233,062           296,014           461,890           687,392

Accumulated deficit, beginning of period        14,526,206        13,321,665        14,297,378        12,930,287

-----------------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period              14,759,268        13,617,679        14,759,268        13,617,679
=================================================================================================================


Loss per common share                                 0.06              0.08              0.12              0.18

Shares Outstanding                               3,830,974         3,801,399         3,830,974         3,801,399

Statement of Changes in Financial Position (in Canadian dollars)
(Prepared by Management - Unaudited)
Six Months Ended March 31, 2002 and 2001

-----------------------------------------------------------------------------------------------------------------
                                                 Quarter          Quarter          Six Months        Six Months
                                                  Ending           Ended             Ending            Ending
                                                March 31,        March 31,         March 31,          March 31,
                                                   2002             2001              2002              2001
                                                    $                $                 $                  $
-----------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
              Net earnings (loss)                 (233,062)        (296,014)         (461,890)          (687,392)
              Items not involving cash:
                   Amortization                          -           16,327                 -             26,192

              Change in non-cash operating         263,244          339,670           431,733          1,058,352
                   working capital
              ---------------------------------------------------------------------------------------------------
                                                    30,182           59,983            30,157            397,152
              ---------------------------------------------------------------------------------------------------


Financing:
              Repayments of notes payable                -                -                 -                  -
              Increase (decrease) in
                   Obligation under capital leases       -                -                 -                  -
              Issuance of notes payable             30,000                -            30,000            299,233
              Issuance of share capital                  -                -                                    -
              ---------------------------------------------------------------------------------------------------
                                                    30,000                -            30,000            299,233
              ---------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                  (182)         (59,983)            1,157            (97,919)

Cash, beginning of period                            2,274           74,196               935            112,132

-----------------------------------------------------------------------------------------------------------------
Cash, end of period                                  2,092           14,213             2,092             14,213
=================================================================================================================

SECOND QUARTER REVIEW

The second quarter of fiscal year 2002 shows a continuation of expense reductions in most areas of operation. Overall operating expenses decreased from CDN $236,550 for the quarter ended March 31, 2001 to CDN $143,340 in the comparable quarter in 2002, a decrease of 39.4%, mainly because of significant cost reductions in marketing and research and development. Loss for the second quarter decreased from CDN $296,014 for the quarter ended March 31, 2001 to CDN $233,062 in the comparable quarter in 2002, a decrease of 21.3%, largely due to a decrease in operating expenses.

General and administrative expenses decreased from CDN $220,172 for the quarter ended March 31, 2001 to CDN $143,340 in the comparable period in 2002, a decrease of CDN $76,832. This decrease of 34.9% is mostly comprised of reduction of expenses.

Selling and marketing expenses remained at CDN $0 for the quarter ended March 31, 2002 as it was in the comparable period in 2001. This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities due to the lack operating capital.

Amortization remained at CDN$0 for the quarter ended March 31, 2002. No new fixed assets where acquired.

Research and development expenses declined from CDN $52 for the quarter ended March 31, 2001 to CDN $0 in the comparable period in 2002. This decline was due to reductions in personnel and associated costs.

SIX  MONTH REVIEW

The six months ending March 31, 2002 shows a continuation of expense cutbacks in most areas of operation. Overall operating expenses decreased from CDN $562,592 for the six months ending March 31, 2001 to CDN $280,486 in the comparable period in 2002, a decrease of 50.1%, mainly because of significant cost reductions in sales/marketing and research and development. Loss for the six months decreased from CDN $687,392 for the six months ended March 31, 2001 to CDN $461,890 in the comparable period in 2002. This 32.8% decrease was largely due to a decrease in sales.

General and administrative expenses decreased from CDN $536,208 for the six months ended March 31, 2001 to CDN $280,486 in the comparable period in 2002, a decrease of CDN $255,722 or 47.7%. This decrease is mostly comprised of a reduction of personnel and related expenses.

Selling and marketing expenses remained at CDN $0 for the six months ended March 31, 2002 as it was in the comparable period in 2001.This was primarily due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities due to the lack operating capital.

Research and development expenses declined from CDN $192 for the six months ended March 31, 2001 to CDN $0 in the comparable period in 2002. This decline was due to reductions in personnel and associated costs.

Amortization increased from CDN$26,192 for the six months ended March 31, 2001 to CDN$0 in the comparable period in 2002. This was due to the transfer of all fixed assets to Peak.com, Inc. as part of its sale to IncuLab as previously announced.

Year 2000

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or the making of miscalculations. The Company completed modifications to existing software and the conversion to new software. The Company obtained Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Subsequent to the end of the first quarter, the Company has not experienced any operational problems relating to the "Year 2000" issue.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to the remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.


This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition,
technological  advances,   decreased  demand  or  diversion  to  other  software
solutions.

Company Information:


Corporate Headquarters

PeakSoft Multinet Corp.
3930 Meridian Street, Suite C117
Bellingham, WA  98226
USA
Tel: (360) 961-1419                 Fax: (360) 647-5960


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft  Multinet Corp.  common stock is traded on the TSX under symbol PKS.

Auditor

Gordon K. W. Gee, Chartered Accountant
#101 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 689-8815   Fax: (604) 689-8838

Corporate Counsel

Forbes, Boyle & Patterson
Barristers & Solicitors
Suite 215 -8171 Cook Road
Richmond, BC V6Y 3T8
Tel: (604)-273-7575   Fax: (604)-273-8475

Transfer Agent and Registrar

Computershare Trust Company of Canada, Calgary, Alberta

Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President